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[WACHOVIA LOGO]



November 24, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Attention: Vincent J. Di Stefano, Esq.

      Re: Eaton Vance Tax-Managed Diversified Equity Income Fund Common Shares of Beneficial Interest
            Registration Nos. 333-129692
                              811-21832

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of the Eaton Vance Tax-Managed Diversified Equity Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on November 27th, 2006, or as soon thereafter as practicable.



                                                 Very truly yours,

                                                 WACHOVIA CAPITAL MARKETS, LLC



                                                 By: /s/ LEAR BEYER
                                                     ---------------------------
                                                     Lear Beyer
                                                     Managing Director